Exhibit (m)(2)

MAN ETF TRUST

PLAN OF DISTRIBUTION

AMENDED AND RESTATED EXHIBIT A

Name of Fund	Distribution Fee[1] (%)

Man Active High Yield ETF	0.25%

Man Active Income ETF	0.25%

Man Active Emerging Markets Alternative ETF	0.25%

Man Active Trend Enhanced ETF	0.25%

Dated: December 5, 2025

1 Expressed as an annual rate of the average daily net assets of the Fund.